                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 6 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2003

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                  N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                  Ariel Delouya
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                                 Brice T. Voran
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2003 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit  (j) Public  Accounts  of  Ontario:  2003-2004  Province of Ontario
                  Annual Report and Consolidated Financial Statements

                                SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this  amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

September 29, 2004                      By:     /s/ Michael D. Manning
                                        Name:   Michael D. Manning
                                        Title:  Executive Director (Acting)
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit  (j): Public  Accounts  of  Ontario:  2003-2004  Province of Ontario
              Annual Report and Consolidated Financial Statements

                                                                     EXHIBIT (j)

                  Public  Accounts  of  Ontario:  2003-2004  Province of Ontario
                             Annual Report and Consolidated Financial Statements

                       [The Ontario Coat of Arms]

To The Honourable
James K. Bartleman
Lieutenant Governor of Ontario

May It Please Your Honour:

The undersigned has the honour to present to Your Honour the Public Accounts of the Province of Ontario for the fiscal year ended
March 31, 2004, in accordance with the requirements of the Ministry of Treasury and Economics Act.

Respectfully submitted,

/s/ Greg Sorbara

The Honourable Greg Sorbara
Minister of Finance
Toronto, September 2004

Introduction

The Public Accounts, which includes this Annual Report and the Consolidated Financial Statements, is a major accountability document of the Province, outlining its financial position and results of operations during the past fiscal year. The Province continues to make improvements in financial reporting and accountability as demonstrated in this Annual Report. While there are no major changes in the Annual Report this year, the Financial Statement Discussion and Analysis (FSD&A) section introduced last year has been refined to meet the recommendations of the Public Sector Accounting Board's (PSAB) Statement of Recommended Practice on FSD&A, issued in June
2004.

A related improvement in accountability was the introduction of accrual accounting in the Province's spending Estimates for the
2003-04 fiscal year. The Estimates provide legislative authority for the government's expenditures. Previously, the Estimates were prepared on a modified cash basis of accounting, a basis different from the accrual basis of accounting used to prepare the Budget and Consolidated Financial Statements. Making this change not only enhances comparability across the Province's financial planning and reporting documents, it also improves their understandability, hence leading to better accountability.

An upcoming change which will enhance accountability is the adoption of new recommendations issued by PSAB, defining government organizations to be included in the Province's financial reporting entity. Under the new standards, the Province will include the financial results of 105 school boards and school authorities, 24 community colleges and 152 hospitals in its Consolidated Financial
Statements starting with the 2005-06 fiscal year. With the inclusion of these organizations, the Province's annual deficit/surplus will reflect the annual deficits/surpluses of these organizations. In addition, consistent with the accounting treatment for its own assets, the Province's investment in tangible capital assets of these organizations will be capitalized in most instances rather than treated as a current year expense in its Consolidated Financial Statements.

As announced in the 2004 Budget, the Province is also taking action to reform the Budget process. The government has introduced the
Fiscal Transparency and Accountability Act, which if passed, will create a framework for the conduct of sustainable fiscal policy and strengthen the government's reporting requirements.

The government is tabling this Annual Report and the Consolidated Financial Statements in September this year, compared to November last year, as a result of amendments to the Ministry of Treasury and Economics Act. Starting in fiscal year 2003-04, the government is required to table the Annual Report and the Consolidated Financial Statements within 180 days after the Province's year-end of
March 31. In prior years, the government was allowed to table the Public Accounts no later than the tenth day of the first session held in the following calendar year.

Producing the Public Accounts of Ontario requires the involvement and co-operation of a large number of staff in ministries, agencies and the Office of the Provincial Auditor. I would like to take this opportunity to thank them for their very important contribution to this exercise.

We welcome comments on these documents and invite you to send your feedback. You may e-mail us at annualreport@fin.gov.on.ca or write to the Office of the Provincial Controller, Re: Annual Report, Ontario Ministry of Finance, First Floor, Frost Building South, 7
Queen's Park Crescent, Toronto ON M7A 1Y7.

/s/ Gabriel F. Sékaly

Gabriel F. Sékaly
Associate Deputy Minister
Fiscal and Financial Policy Division
Ontario Ministry of Finance

Table of Contents

Guide to the Public Accounts.................................................................7

Statement of Responsibility..................................................................9

Financial Statement Discussion and Analysis

Consolidated Financial Statements

Guide to the Public Accounts

The Public Accounts of the Province of Ontario comprise this Annual Report and three supporting volumes.

Annual Report

The Annual Report includes the Consolidated Financial Statements of the Province of Ontario and a Financial Statement Discussion and
Analysis (FSD&A) section that uses narrative and graphs to highlight and explain the numbers in more detail.

The Consolidated Financial Statements are made up of several documents and schedules:

•   The Assistant Provincial Auditor's Report on the Consolidated Financial Statements expresses the opinion of the Assistant
      Provincial Auditor as to whether the Consolidated Financial Statements fairly report the activities of the government in accordance with generally accepted accounting principles.
•   The Consolidated Statement of Operations reports the annual deficit/ surplus from operations in the period. It shows government revenues, the cost of providing services and other ongoing expenses, and the difference between them.
•   The Consolidated Statement of Financial Position shows the financial resources of the Province against its obligations. The resulting figure is called net debt. This figure, reduced by tangible capital assets, represents the accumulated deficit.
•   The Consolidated Statement of Change in Net Debt shows the combined effect on net debt of the annual deficit/surplus and the year's net investment in tangible capital assets.
•   The Consolidated Statement of Cash Flow reports on the change in cash and cash equivalents, to show how the government financed its activities and met its cash requirements over the period.
•   Notes and Schedules provide further information and detail on the items in the various statements and form an integral part of the Consolidated Financial Statements. The notes also include a summary of the significant accounting policies that guide the financial statement reporting.

What's in the supporting volumes:

•   Volume 1 contains the Consolidated Revenue Fund schedules and ministry statements. The Consolidated Revenue Fund schedules reflect the financial activities of the government's ministries on the accrual basis of accounting, consistent with the adoption of accrual accounting for the spending Estimates. The ministry statements provide a comparison of appropriations with actual spending.
•   Volume 2 contains the financial statements of significant provincial corporations, boards and commissions that are part of the government's reporting entity and other miscellaneous financial statements.
•   Volume 3 contains detailed schedules of ministry payments and salary disclosure under the Public Sector Salary Disclosure Act.

Statement of Responsibility

The Consolidated Financial Statements are prepared by the government of Ontario in compliance with legislation, and in accordance with accounting principles for governments recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of
Chartered Accountants (CICA) and, where applicable, the recommendations of the Accounting Standards Board (AcSB) of the CICA.

The Financial Statement Discussion and Analysis section of this Annual Report is also prepared by the government of Ontario in compliance with legislation and in accordance with the financial reporting principles and practices recommended for governments by
PSAB.

The government accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial
Statement Discussion and Analysis.

The government is also responsible for maintaining systems of financial management and internal control to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded and reliable financial information is available for preparation of these Consolidated Financial Statements.

The Consolidated Financial Statements have been audited by the Assistant Provincial Auditor of Ontario and his report is on page 33.

/s/ Colin Anderson                          /s/ Gabriel F. Sékaly                             /s/ Robert Siddall

Colin Anderson                              Gabriel F. Sékaly                                 Robert Siddall, CA
Deputy Minister                             Assistant Deputy Minister                         Provincial Controller
August 20, 2004                             August 20, 2004                                   August 20, 2004

                                                          FINANCIAL STATEMENT
                                                              DISCUSSION
                                                                  AND
                                                               ANALYSIS

2003-04 Financial Highlights

The 2003-04 Consolidated Financial Statements report a deficit of $5.5 billion. Program spending continued to rise in health care and education, while revenues were slightly lower than 2002-03, reflecting a weaker 2003 Ontario economy affected by the Severe Acute
Respiratory Syndrome (SARS) outbreak, the power blackout in August 2003 and the rapid appreciation of the Canadian dollar against the
U.S. dollar.

The 2003-04 revenues were $5.7 billion lower than expected in the Budget plan while the 2003-04 expenses were $747 million higher than expected. A budgetary reserve of $1.0 billion covered part of these changes from the plan.

---------------------------------------------------------------------------------------------------
                                                    2003-04         2003-04        2002-03
2003-04 Financial Highlights                        Budget1,2       Actual         Actual2

($ Millions)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Revenues                                            74,136          68,400         68,891
---------------------------------------------------------------------------------------------------
      less Expenses                                 73,136          73,883         68,774
      less Reserve                                   1,000              --             --
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Annual (Deficit) Surplus                                --          (5,483)           117
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Liabilities                                                        169,775        161,649

      less Financial Assets                                         31,218         29,002
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Net Debt                                                          (138,557)      (132,647)
      less Tangible Capital Assets                                  14,369         13,942

---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Accumulated Deficit                                               (124,188)      (118,705)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
1  Per 2003 Budget (March 2003). The 2003-04 projected deficit was revised to $5.6 billion in both the "Report on the Review of the 2003-04 Fiscal Outlook" prepared by Mr. Erik Peters
   (October 2003) and the "2003 Ontario Economic Outlook and Fiscal Review" (December 2003). The
   projected deficit was subsequently revised to $6.2 billion in the 2004 Budget (May 2004).

2  The comparative figures have been reclassified as necessary to conform to the 2003-04 actual presentation.
---------------------------------------------------------------------------------------------------

The $5.7 billion lower 2003-04 revenues than projected in the Budget plan includes:

•   Taxation revenues $2.5 billion lower than expected mainly due to weaker economic growth.
•   Income from Investment In Government Business Enterprises $1.3 billion lower than expected mainly related to lower net income from the Ontario Power Generation Inc. and the Ontario Lottery and Gaming Corporation.
•   Sales and Rentals revenues $1.7 billion lower than expected as most of the revenues from commercialization of government enterprises included in the Budget did not materialize in 2003-04.

[A graphic outlining the various components of Ontario's financial position as of March 31, 2004.]

The change in expense from what was projected in the Budget plan can be primarily attributed to higher health care expenses as a result of the SARS outbreak, partially offset by lower interest on debt.

The total debt of the Province stood at $148.7 billion on March 31, 2004, up from $138.7 billion a year earlier to finance the deficit. The net debt increased by the 2003-04 deficit of $5.5 billion and a net investment in tangible capital assets of
$427 million to $138.6 billion from $132.6 billion at March 31, 2003. The accumulated deficit increased by the 2003-04 deficit of $5.5 billion to $124.2 billion at March 31, 2004, against $118.7 billion at March 31, 2003.

Results from Operations

The chart on page 15 shows how revenues and spending have changed over the past 10 years. As the chart shows, Provincial spending has been growing much more quickly in recent years than revenue. In the last five years, program spending(1) has increased by $13.9 billion or 29 per cent, while tax revenues have increased by only $2.2 billion or 5 per cent.

Ontario was able to report a surplus for four years from 1999-2000 to 2002-03 because increases in federal transfers and lower interest on public debt helped bridge the gap between the growth in tax revenues and program spending.

[A bar chart showing increases in spending growth and a decrease in revenue for the fiscal years 1994-95 through to 2003-2004.]

Between 1999-2000 and 2003-04, the federal government increased its transfers to Ontario by 68 per cent from $5.9 billion in
1999-2000 to $9.9 billion in 2003-04. By contrast the transfers decreased by 22 per cent from $7.6 billion in 1994-95 to $5.9 billion in 1999-2000. The increase was mainly from the Canada Health and Social Transfer (CHST) and other transfers to the health sector.
CHST rose from $4.7 billion to $7.5 billion between 1999-2000 and 2003-04.

As well, the effective interest rate on the Province's debt declined by 1.7 per cent from 8.46 per cent in 1999-2000 to 6.74 per cent in 2003-04. Interest expense declined over the period from $11 billion in 1999-2000 to $9.6 billion in 2003-04. This reduced the share of provincial spending that goes to interest costs from 17 per cent in 1999-2000 to 13 per cent in 2003-04.

The rapid growth in spending over the period, without a similar growth in taxation revenues, creates a significant risk for future fiscal planning, because of the nature of the mismatch:

[A bar chart detailing tax revenue and program spending for the fiscal years 1994-95 through to 2003-2004.]

•   On the revenue side, the rapid rate of growth in federal funding over the past five years depended on several circumstances that may not reoccur.
•   On the expense side, most of the increase in spending went to health and long-term care. Part of the spending was of a one-time nature, but part went into programs that can be expected to result in more spending pressures in future.

--------
1. Program spending is total Provincial expenses excluding interest on debt and capital (capital transfers, amortization of tangible capital assets, repairs, maintenance and other).

Revenues

Revenues Compared to Budget Plan

For the 2003-04 fiscal year, revenues fell $5.7 billion below the level projected in the March 2003 Budget plan.

The change arose mainly from lower tax revenues, lower income from investment in government business enterprises and lower sales and rental revenues.

Tax revenues were $2.5 billion lower than expected. Personal Income Tax (PIT) revenues were $1.6 billion lower than expected, largely due to slower growth in Ontario wages and salaries (2.7 per cent) during 2003 than assumed in the 2003 Budget (6 per cent). Lower
2002 PIT assessments and an adjustment to the estimate of prior years' PIT revenues based on actual PIT assessments also contributed to the shortfall in 2003-04.

Retail Sales Tax (RST) revenues were $0.6 billion lower than expected, largely due to weaker growth in retail sales (2.8 per cent)
than assumed in the 2003 Budget (5.5 per cent). Other factors contributing to the RST revenue shortfall include the impact of the
SARS outbreak on the tourism and entertainment industries, and a smaller than expected rebound in business spending on goods and services subject to RST.

Income from investment in government business enterprises was $1.3 billion lower than expected. Net income from the Ontario Power
Generation Inc. (OPG) was $923 million lower than expected due to write-down of the coal-fired plants, lower electricity demand and the impact of the August 2003 power outage. Also, net income from Ontario Lottery and Gaming Corporation (OLGC) was $300 million lower than expected as gaming activities were adversely affected by the SARS outbreak, the August 2003 blackout, security-related border crossing slowdowns, the stronger Canadian dollar compared to the U.S. dollar and increasing cross-border competition.

Sales and rentals revenues were $1.7 billion lower than expected because most of the revenues from commercialization of government enterprises included in the Budget did not materialize in 2003-04. The government sold its 50 per cent share of Teranet in 2003-04, realizing a gain of $126 million.

Revenues Compared to 2002-03

Total revenues in 2003-04 were $491 million lower than 2002-03.

Transfers from the federal government increased by $1.0 billion in 2003-04 as a result of increased federal support for a wide range of provincial programs and policy initiatives, largely in the health care sector. For example, the federal government provided $387 million in 2003-04 for health care reform and a one-time payment of $330 million for SARS compensation.

The increase in federal transfers was offset by $801 million lower Corporations Tax revenue due to adjustments to prior years'
estimates and $872 million lower income from investment in government business enterprises.

Composition of Revenues and Related Risks

The largest source of provincial revenue is taxation, which accounted for 75 per cent of the Province's total revenues on average over the past decade. Taxation revenue is sensitive to economic conditions. Taxation revenues change by $500 million for each percentage point change in nominal Gross Domestic Product (GDP) growth. The change can vary significantly depending on the composition and source of changes in GDP growth. The Province included $1.0 billion in its annual Budget as a reserve against this and other uncertainties.

[A pie chart showing 2003-2004 revenue by source. Personal income tax is largest at 28% and retail sales tax is second at 21%.]

Personal Income Tax (PIT), Retail Sales Tax (RST) and Corporations Tax revenues combined accounted for 62 per cent of the Province's total revenues on average over the past 10 years.

Transfers from the federal government are another significant source of provincial revenue. These accounted for 12 per cent of total revenues on average in the past decade. These transfers are determined by a number of factors, including the fiscal situation at the federal level, funding formulas, and federal policy. Changing federal policy, as well as economic conditions that may reduce the amount available for transfers, are also a risk to fiscal planning. This risk is somewhat mitigated by the lead-time the federal government provides in its funding announcements.

Other ongoing sources of provincial revenue include the income of provincially owned business enterprises, as well as fees, permits, sales and rentals, and reimbursements for services the Province provides.

Provincial revenues can sometimes benefit from an event that cannot be relied on as an ongoing revenue source, such as the gain on the sale of a provincially owned asset. Further, by selling an asset, the Province gives up its claim to any future revenues to which it would have been entitled as owner of the asset.

Additional revenue risks and sensitivities analysis is included in Appendix A.

Expenses

Expenses Compared to Budget Plan

Expenses for 2003-04 were $747 million or 1 per cent higher than outlined in the Budget Plan mainly due to $1.2 billion higher spending in the health care sector, offset by $359 million lower interest on debt. The increase in health care spending resulted primarily from $503 million higher transfers to hospitals to cover additional operating costs and a SARS related expense of $610 million not expected in the Budget Plan. Lower interest on debt was due to lower than expected interest rates and cost-effective debt management.

Expenses Compared to 2002-03

Total 2003-04 expenses were $5.1 billion higher than 2002-03 mainly in the following areas:

•   Health and long-term care spending increased by $3.1 billion.
•   Education and training spending increased by $1.1 billion.
•   Environment, resources and economic development spending increased by $485 million.
•   Social services spending increased by $349 million.

Spending on health care continued to increase to meet the utilization growth resulting from an expanding and aging population and the higher cost of providing health care. In 2003-04, spending on health care accounted for 39 per cent of the Province's total expenses or 46 per cent of the Province's program spending. Health care spending grew by 12 per cent in 2003-04 while the Province's total expenses and program spending grew by 7 and 9 per cent respectively.

About 37 per cent of the Province's health care spending or 15 per cent of the Province's total expenses in 2003-04 were provided to fund operations of Ontario's 152 hospitals at 228 hospital sites across the Province. Another 39 per cent of the Province's health care spending in 2003-04 provided payments to physicians and other service providers for health care services covered under the
Ontario Health Insurance Plan (OHIP), the Ontario Drug Programs and long-term care facilities.

Consistent with the growth in 2002-03, spending on education grew by 9 per cent in 2003-04. About 88 per cent of the 2003-04 education spending or 17 per cent of the Province's total expenses in 2003-04 was provided to fund elementary, secondary and post-secondary education. The remaining 12 per cent of 2003-04 education spending went towards various programs such as student financial assistance, apprenticeship and skills training. Funding towards elementary and secondary education accounted for 67 per cent of the 2003-04 education spending.

[A pie chart showing 2003-2004 expenses by sector. Health takes 39% and education is second at 19%.]

Operating grants to school boards were increased by $694 million in 2003-04 to adjust the Student-Focused Funding to reflect actual costs facing school boards and to implement other recommendations of the Education Equality Task Force. Operating grants to universities and colleges were increased by $259 million primarily due to increased enrollment in post-secondary institutions resulting from secondary school reform/double cohort.

[A pie chart showing 2003-2004 program spending by sector. Health takes 46% and education is second at 22%.]

Spending in the environment, resources and economic development sector increased by $485 million in 2003-04 mainly due to an increase of $205 million in the Ministry of Transportation spending and $212 million in Ministry of Municipal Affairs and Housing expense. The increase in transportation spending was primarily related to transit assistance provided under the Transit Investment Plan and funding to the Toronto Transit Commission for safety and other improvements. The increase in Ministry of Municipal Affairs and
Housing expense was primarily attributed to higher spending under the Millennium Partnerships and the Ontario Small Town and Rural
Infrastructure initiatives reflecting the progress of the projects in 2003-04.

Social services spending increased by $349 million in 2003-04 mainly due to caseload growth in various programs such as the
Children's Aid Societies' child protection services, developmental services and the Ontario Disability Support Program.

Composition, Trends and Risks

In the past decade, total expenses increased by 32 per cent or $17.7 billion from $56.2 billion in 1994-95 to $73.9 billion in
2003-04. Much of this growth is attributable to an increase of $11.4 billion, or 64 per cent, in health and long-term care spending.
In 1994-95, health and long-term care spending was 32 per cent of total expenses. By 2003-04, however, it had grown significantly, to
39 per cent.

Major factors behind the growth in health care spending include: the human resource costs related to over 21,000 physicians and
40,000 nurses; the introduction of costly new medical technologies and new drugs, improved diagnostic systems and improved treatments; and re-investments after a period of restructuring, including enhancements to patient care and investment in long-term care.

As a general rule, transfers to hospitals will increase by $113 million for every one per cent increase in hospital funding. Health spending will increase by $92 million for each percentage increase in the salary of physicians and nurses, $25 million for each percentage increase in utilization of all drug programs and an additional $25 million for each percentage increase in the number of long-term care beds.

Ontario is not alone in experiencing significant growth in health care costs. The "Health at a Glance 2003" report from the
Organisation for Economic Co-operation and Development (OECD) notes that growth in health care spending is outpacing economic expansion in most OECD countries.

Spending on education and training, representing 18 per cent of the Province's total expense on average in the past decade, has increased by $4.5 billion or 48 per cent since 1994-95. There was an acceleration in spending beginning in 1997-98. Starting in the
1998 school year, school board revenues from property taxes were reduced and offset by increases in provincial grants to school boards. Subsequent increases in provincial grants to school boards accounted for further increases starting in 2002-03 as the
Province started to adjust the Student-Focused Funding to reflect actual costs facing school boards and to implement other recommendations of the Education Equality Task Force starting in the 2002-03 school year.

Additional expense risks and sensitivities analysis is included in Appendix A, page 27.

Assets

Financial Assets

Financial assets at March 31, 2004 totaled $31.2 billion, a $2.2 billion or 8 per cent increase from the previous year's level of
$29.0 billion.

The increase can be attributed primarily to the following areas:

•   Increase in liquid assets of $887 million mainly due to inclusion of $1.3 billion temporary investments of the Ontario Municipal
      Economic Infrastructure Financing Authority.(2)
•   Increase in accounts receivable of $744 million.
•   Increase in other assets of $864 million mainly due to inclusion of school board trust debt as explained in Note 2 of the
      Consolidated Financial Statements.

[A pie chart showing financial assets by type at March 31, 2004.]

Financial assets include cash and cash equivalents, temporary investments, accounts and loans receivable, and the Province's investment in government business enterprises such as the Liquor Control Board of Ontario, and other assets.

--------
2. Ontario Municipal Economic Infrastructure Financing Authority was replaced by Ontario Strategic Infrastructure Financing
    Authority in fiscal year 2004-05.

Investment in Government Business Enterprises

At March 31, 2004, the Province's investment in government business enterprises was $12.0 billion. This investment yielded $3.1 billion in net income for the government. The majority of income from investment in government business enterprises comes from four government business enterprises:

---------------------------------------------------------------------------------------------------------
2003-04 Investment in Government Business Enterprises                          Net income
($Millions)                                             Net Investment             (loss)
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Hydro One Inc. (HOI)                                           4,336                  382
Ontario Power Generation Inc. (OPG)                            5,043                 (399)
Liquor Control Board of Ontario (LCBO)                           254                1,045
Ontario Lottery and Gaming Corporation (OLGC)                  1,841                2,106
Other                                                            556                  (64)
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Total                                                         12,030                3,070
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Note: This table includes adjustments to government business enterprises with a year-end other than
      March 31.
---------------------------------------------------------------------------------------------------------

[A bar chart showing income from and investment in government business enterprises from the fiscal year 1994-1995 through to 2003-2004.]

HOI transmits and distributes electricity in Ontario. OPG generates and sells electricity in the Ontario wholesale market and in the interconnected markets. LCBO buys and resells alcoholic beverages and also regulates the purchase, sale and distribution of liquor.
OLGC conducts lottery games and operates commercial casinos, charity casinos and slot machines at racetracks.

The chart shows the amount invested in government business enterprises included in the Consolidated Financial Statements and the income they returned. The sharp increase in the size of the investment reflects restructuring of the electricity sector in 1999-2000, when the Province started to include HOI and OPG, hydro successor companies, in its Consolidated Financial Statements as government business enterprises. Ontario Hydro, the predecessor company, was not included in the statements of the Province.

Tangible Capital Assets

Tangible capital assets at March 31, 2004 totaled $14.4 billion, an increase of  $427 million compared to $13.9 billion at March 31,
2003.

----------------------------------------------------------------------------------------------------
Tangible Capital Assets ($ Millions)             2003-04                 2002-03
----------------------------------------------------------------------------------------------------
Opening balance                                   13,942                  13,299
Net investment during the year1                    1,212                   1,358
Amortization                                       (785)                   (715)
Closing balance                                   14,369                  13,942
----------------------------------------------------------------------------------------------------
1  Net investment in 2003-04 included $1,350 million acquisition cost, net of $50 million proceeds on sale and $88 million loss on sale of tangible capital assets.
----------------------------------------------------------------------------------------------------

Tangible capital assets include land, buildings, highways and bridges owned by the Province and all tangible capital assets owned by government organizations that are consolidated in the Province's Consolidated Financial Statements.

Ontario is implementing PSAB's recommendation on tangible capital assets in phases. Land, building and transportation infrastructure owned by the Province are estimated to account for more than 90 per cent of provincially owned tangible capital assets. The remainder, comprising such assets as leased premises, computers, equipment and furniture, will be reported in the future.

Of the $1.4 billion invested in tangible capital assets in 2003-04, $644 million  was invested in highways, bridges and other transportation infrastructure, and the rest went primarily to buildings and land.

[A pie chart showing the composition of tangible capital assets at March 31, 2004.]

TRANSPORTATION INFRASTRUCTURE includes mainly highways, bridges and related structures and facilities. Highways, totaling about
16,500 kilometers of highway representing 39,000 km of highway lanes, accounted for about 74 per cent of the $6.3 billion net book value of transportation infrastructure at March 31, 2004. About 2,800 bridges account for most of the remaining 26 per cent of transportation infrastructure. About two-thirds of the investments in transportation infrastructure were spent on the rehabilitation of existing infrastructure of highways and bridges.

LAND includes land acquired for transportation infrastructure, parks, buildings, and other program use and land improvements that have an indefinite life. Land is not being amortized. Land excludes Crown lands.

BUILDINGS include more than 3,500 buildings that the Province owned at March 31, 2004. These are used mainly by ministries and agencies delivering government programs. They include office buildings, institutional buildings and other owned facilities..

OTHER includes mainly railway equipment, computer equipment and furniture owned by government organizations.

Liabilities

Debt

During 2003-04, the Province issued $25.4 billion in long-term debt to refinance maturing debt and to finance the $5.5 billion deficit. Almost three-quarters of this debt was raised in the Canadian domestic market. Ontario residents bought $3.8 billion in
Ontario Savings Bonds, while other domestic bond issues totaled $14.9 billion. The remaining debt was issued outside Canada and consists of $2.8 billion from the U.S. market and $3.9 billion from other sources.

The Ontario Financing Authority (OFA) manages the Province's debt and associated risks. Its prudent debt management principles include ensuring cost-effectiveness of borrowings, aiming for stable long-term borrowing costs, maintaining a smooth maturity profile, and limiting Ontario's exposure to currency and interest rate fluctuations. To achieve these goals, the OFA uses tools such as options, swaps and strict exposure limits. For more information, please refer to Note 1 on "Measurement Uncertainty", page 39 and
Note 3 on "Risk Management and Derivative Financial Instruments", page 45 in the Consolidated Financial Statements.

Over the past 10 years, outstanding total debt has increased by $63.0 billion, from $85.7 billion at March 31, 1995 to $148.7 billion at March 31, 2004. Yearly interest payments increased from $7.8 billion in 1994-95 to $9.6 billion in 2003-04. The slower growth in interest costs is largely a reflection of declining interest rates during that period.

The sharp increase in debt in the year ended March 31, 2000, reflects the addition of stranded debt from the electricity sector to the Province's obligations.

[A bar chart showing both debt and the interest on the debt for the fiscal years 1994-95 through to 2003-2004.]

Other Liabilities

Liabilities other than provincial debt amounted to $21.0 billion at March 31, 2004, compared to $23.0 billion at March 31, 2003.

The decrease in liabilities other than provincial debt of $2.0 billion or 9 per cent was mainly due to transfer of deposits with The
Province of Ontario Savings Office (POSO) of $2.2 billion to the new owner Desjardins Credit Union Inc. on April 1, 2003. Deposits
with POSO of $2.2 billion as at March 31, 2003 were included under "Other Liabilities" in the Statement of Financial Position to
reflect the sale of POSO's operations to Desjardins.

Liabilities other than provincial debt include accounts payable and accrued liabilities, liabilities related to power purchase contracts, nuclear funding liability, retirement benefits liability and other liabilities such as deferred revenues.

Accounts payable and accrued liabilities of $11.7 billion, which are reported in Schedule 4 to the Consolidated Financial Statements,
make up the largest portion of this total.

Liabilities related to power purchase contracts and nuclear funding liability are explained in more detail in Note 4, page 47, of the
Consolidated Financial Statements and in Notes 9, 10 and 16 of the Ontario Electricity Financial Corporation (OEFC) financial statements(3). During 2003-04, the nuclear funding liability decreased by $1.1 billion primarily due to a contribution of $1.2 billion towards discharging this liability.
Retirement benefits, another non-debt liability, decreased by $481 million in 2003-04 primarily because the government's cash contribution in 2003-04 to retirement benefits plans exceeded its retirement benefits expense. The excess cash contribution reduced the liability.

Deferred revenues related to federal transfers increased by $777 million in 2003-04 because the Province received the 2003 CHST
Supplement and transfer for diagnostic and medical equipment in 2003-04. A draw down schedule is included in Note 6, page 51, of the
Consolidated Financial Statements.

--------
3. OEFC financial statements are included in Volume 2 of the 2003-04 Public Accounts.

Net Debt

Net debt was $138.6 billion at March 31, 2004, compared to $132.6 billion at March 31, 2003. It was increased by the 2003-04 deficit of $5.5 billion and a net investment in tangible capital assets of $427 million.

Net debt is calculated as the difference between financial assets and liabilities. It represents the government's future revenue requirements to pay for past transactions and events.

The change in net debt in a year measures whether the revenues raised were sufficient to cover government spending including the acquisition of tangible capital assets. An increase in net debt means that more future revenues will be needed to pay for past transactions and events.

Net debt increased by $47.9 billion in the last decade from $90.7 billion at March 31, 1995, to $138.6 billion at March 31, 2004.

Cash Flow

Cash and cash equivalents were $5.2 billion at March 31, 2004, a decrease of $1.0 billion from $6.2 billion at March 31, 2003.

The major uses of cash were:

•   Financing a deficit of $5.5 billion;
•   Transfer of $2.2 billion POSO deposits to the new owner;
•  A net increase in temporary investments of $1.9 billion;
•   Acquisition of tangible capital assets of $1.4 billion; and
•  Contribution of $1.2 billion towards discharging the nuclear funding liability as explained in Note 4, page 47, of the
      Province's Consolidated Financial Statements.

In 2003-04, the Province's major source of cash flow was from a net increase in debt of $10 billion.

                                                              APPENDIX A

The following selected economic, revenue and expense risks and sensitivities tables are reproduced from the 2004 Budget released in
May 2004.

--------------------------------------------------------------------------------------------------------------------
Selected Economic and Revenue Risks and Sensitivities
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Item/Key Components                     2004-05 Assumption              Sensitivities
====================================================================================================================
--------------------------------------------------------------------------------------------------------------------
Total Taxation Revenues
    Revenue Base1                       3.5 per cent growth             $500 million change in revenues per
                                                                        percentage point change in nominal GDP
                                                                        growth. Can vary significantly depending
                                                                        on composition and source of changes in
                                                                        GDP growth.
    Real GDP                            2.3 per cent growth in 2004
    Nominal GDP                         4.1 per cent growth in 2004
    GDP Deflator                        1.7 per cent growth in 2004

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Personal Income Tax Revenues
Tax Assessments
    Revenue Base                        2.8 per cent growth in 2003     $180 million change in 2004-05 revenues
                                                                        for each percentage point change in 2003
                                                                        PIT.2
                                        3.4 per cent growth in 2004-05

Key Economic Assumptions
    Employment                          1.7 per cent growth in 2004     $220 million change in 200405 revenues for
                                                                        each percentage point change in wages and
                                                                        salaries growth.
    Wages and Salaries                  3.1 per cent growth in 2004
    Unincorporated Business Income      5.9 per cent growth in 2004

Key Revenue Assumptions
    Net Capital Gains Income            4.4 per cent growth in 2004     $5 million change in revenue per one
                                                                        percentage point change in net capital
                                                                        gains income.
    RRSP Deductions                     4.9 per cent growth in 2004
                                                                        $10 million change in revenue per one
                                                                        percentage point change in RRSP deductions.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Retail Sales Tax Revenues
    Revenue Base                        4.6 per cent growth             $90 million change in revenue per
                                                                        percentage point change in nominal
                                                                        consumption expenditure growth.
    Includes:
    Taxable Consumer Spending           3.8 per cent growth
    Other Taxable Spending              5.7 per cent growth

Key Economic Assumptions
    Retail Sales                        3.5 per cent growth in 2004
    Nominal Consumption Expenditure     4.0 per cent growth in 2004
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Corporations Tax Revenues
    Revenue Base                        3.5 per cent growth             $45 million change in revenue per
                                                                        percentage point change in pre-tax
                                                                        corporate profit growth.
    Corporate Profits                   5.8 per cent growth in 2004
    2003-04 tax assessment refunds3    $1.2 billion payable
                                                                        $12 million change in revenue per one
                                                                        percentage point change in 2003-04 refunds.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Employer Health Tax Revenues
    Revenue Base                        3.0 per cent growth             $30 million change in revenue per
                                                                        percentage point change in wages and
                                                                        salaries growth.
    Wages and Salaries                  3.1 per cent growth in 2004

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Ontario Health Premium Revenue
    Revenue Base                        4.3 per cent growth             $20 million change in revenue per
                                                                        percentage point change in personal income
                                                                        growth.
    Personal Income                     3.4 per cent growth in 2004

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Gasoline Tax Revenues
                                                                        --------------------------------------------
    Revenue Base                        2.0 per cent growth             $8 million change in revenue per one cent
                                                                        per litre change in prices.
                                                                        --------------------------------------------
    Gasoline pump prices                72 cents per litre

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Fuel Tax Revenues
    Revenue Base                        5.8 per cent growth             $10 million change in revenue per
                                                                        percentage point change in real GDP growth.
                                                                        --------------------------------------------
    Real GDP                            2.3 per cent growth in 2004

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Land Transfer Tax Revenues
    Revenue Base                        3.9 per cent growth             $10 million change in revenue per
                                                                        percentage point change in both the number
                                                                        and prices of housing resales.
                                                                        --------------------------------------------
    Housing Resales                     3.6 per cent growth in 2004
    Resale Prices                       5.5 per cent growth in 2004

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Health and Social Transfers
    Canada-wide Revenue Base            $20.6 billion                   $30 million change in revenue per
                                                                        one-tenth percentage point change in
                                                                        population share.
Ontario Population Share                38.8 per cent
    Ontario PIT Base Share              44.0 per cent
    Ontario Revenue Share               37.0 per cent                   $10 million change in revenue per
                                                                        one-tenth percentage point change in PIT
                                                                        base share.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

1  Revenue base is revenues excluding the impact of measures, adjustments for past Public Accounts estimate variances and other onetime factors.

2  Ontario 2003 PIT is currently a forecast estimate because 2003 tax returns are currently being assessed by
   Canada Revenue Agency.

3  Corporations Tax refunds arising during 2003-04 are still subject to considerable uncertainty because a very high proportion of corporations have until June 30, 2004 to file their 2003 tax return.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Expense Risks and Sensitivities

Many programs delivered by the Province are subject to potential risks and cost drivers such as utilization growth or enrolment and caseload changes. The following sensitivities are based on averages for program areas and might change depending on the nature and composition of the potential risk.

--------------------------------------------------------------------------------------------------------------------

Selected Expense Risks and Sensitivities
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Program                        2004-05 Assumption                   Sensitivities
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Hospitals                      Annual growth of 4.3 per cent        One per cent change in hospital funding: $113
                                                                    million.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Drug Programs                  Annual growth of 8.3 per cent        One per cent change in utilization of all drug
                               (in health portion)                   programs: $25 million.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Home Care/Community Services   Over 15.6 million hours of           One per cent change in hours of homemaking and
                               homemaking and support services      support services: $4million.

                               7.9 million nursing and professional One per cent change in nursing and
                               visits                               professional visits: $5 million.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Long-Term Care Facilities      Approximately 74,400 longterm care   Annual average Provincial operating cost per
                               facility beds                        bed, after resident copayment revenue, in a
                                                                    longterm care facility is over $33,000. One
                                                                    per cent change in number of beds: $25 million.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Elementary and Secondary       Almost 2 million average daily pupil One per cent enrolment change: $160million.
Schools                        enrolment
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
College Students               151,000 fulltime students            One per cent enrolment change: $6million.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
University Students            295,000 fulltime students            One per cent enrolment change: $20million.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Ontario Works                  196,000 average annual caseload      One per cent caseload change: $15million.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Ontario Disability Support     225,000 average annual caseload      One per cent caseload change: $22million.
Program
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Judicial System                2.8 million adult inmate days per    Average cost $150 per inmate per day. One per
                               year                                 cent change in inmate days: $4million.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Interest on debt               Average cost of borrowing is         The impact of a 100 basis-point change in
                               expected to be approximately 4.9 per borrowing rates is expected to be
                               cent.                                approximately $150 million.
--------------------------------------------------------------------------------------------------------------------

Compensation Costs

Compensation costs and wage settlements are key cost drivers and have a substantial impact on both the finances of broader public sector partners and the Province.

--------------------------------------------------------------------------------------------------------------------
Sector                                  Cost of 1 percent       Size of Sector
                                        salary increase
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
OHIP Payments to Physicians             $58 million*            Over 21,000 physicians in Ontario, comprising
                                                                10,000 family doctors and 11,000 specialists.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Hospital Nurses                         $34 million*            Over 40,000 nurses in hospitals.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Elementary and Secondary School Staff   $115 million**          Over 180,000 staff including teachers, principals,
                                                                administrators, support and maintenance staff.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Ontario Public Service                  $45 million*            Over 60,000 public servants.
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
*  Based on 2003-04.

** One per cent increase to salary benchmarks in Grants for Student Needs based on 2003-04 school year.
--------------------------------------------------------------------------------------------------------------------

                                                   CONSOLIDATED
                                                     FINANCIAL
                                                    STATEMENTS

                                                 Auditor's Report

To the Legislative Assembly of the
Province of Ontario

I have audited the consolidated statement of financial position of the Province of Ontario as at March 31, 2004 and the consolidated statements of operations, change in net debt, and cash flows for the year then ended. These financial statements are the responsibility of the Government of Ontario. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by the Government, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Province as at
March 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles recommended for governments by The Canadian Institute of Chartered Accountants.

                                                                                            /s/ Jim McCarter

Toronto, Ontario                                                                            Jim McCarter, CA
August 20, 2004                                                                             Assistant Provincial Auditor

Province of Ontario
Consolidated Statement of Operations
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                   Budget1          Actual        Actual
($ Millions)                                                                     2004            2004          2003
-------------------------------------------------------------------------------------------------------------------

       Revenues (Schedule 1)
       Personal Income Tax                                                    19,905          18,301        18,195
       Retail Sales Tax                                                       14,885          14,258        14,183
       Corporations Tax                                                        6,845           6,658         7,459
       Employer Health Tax                                                     3,805           3,753         3,589
       Gasoline and Fuel Taxes                                                 3,075           2,945         2,988
       Other Taxes                                                             3,130           3,233         3,137
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
       Total Taxation                                                         51,645          49,148        49,551
       Government of Canada                                                   10,177           9,893         8,894
       Income from Investment in Government Business
       Enterprises (Schedule 7)                                                4,416           3,070         3,942
       Other                                                                   7,898           6,289         6,504
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                              74,136          68,400        68,891

       Expenses (Schedules 2 and 3)
       Health Care                                                            27,993          29,218        26,139
       Education and Training                                                 14,171          13,918        12,788
       Interest on Debt                                                        9,963           9,604         9,694
       Social Services                                                         8,650           8,645         8,296
       Environment, Resources and Economic Development                         5,605           5,846         5,361
       Justice                                                                 2,613           2,936         2,817
       General Government                                                      4,141           3,716         3,679
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                              73,136          73,883         68,774
         Reserve                                                               1,000
         Annual (Deficit) Surplus                                                 --         (5,483)            117
         Accumulated Deficit at beginning of year                                          (118,705)      (132,121)
         Less: Tangible Capital Assets at beginning of year                                       --         13,299
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
         Accumulated Deficit at end of year                                        --       (124,188)     (118,705)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   See accompanying Notes and Schedules to the Financial Statements.

1  Fiscal plan for the year ended March 31, 2004 per 2003 Budget.
-------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Financial Position
-------------------------------------------------------------------------------------------------------------------
As at March 31
($ Millions)                                                                          2004                     2003
-------------------------------------------------------------------------------------------------------------------

       Liabilities
       Accounts Payable and Accrued Liabilities (Schedule 4)                        11,741                   11,061
       Debt (Note 2)                                                               148,357                  138,472
       Unamortized Foreign Exchange Gains                                              376                      224
                                                                           ---------------            -------------
                                                                                   148,733                  138,696
       Power Purchase Contracts (Note 4)                                             4,021                    4,125
       Nuclear Funding Liability (Note 4)                                            1,916                    2,974
       Retirement Benefits (Note 5)                                                    656                    1,137
       Other Liabilities (Note 6)                                                    2,708                    3,656
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                                   169,775                  161,649
-------------------------------------------------------------------------------------------------------------------

       Financial Assets
       Cash and Cash Equivalents                                                     5,175                    6,234
       Temporary Investments (Note 7)                                                2,964                    1,018
       Accounts Receivable (Schedule 5)                                              4,722                    3,978
       Loans Receivable                                                              5,072                    5,210
       Other Assets (Note 2)                                                         1,255                      391
       Investment in Government Business Enterprises (Schedule 7)                   12,030                   12,171
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                                    31,218                   29,002
-------------------------------------------------------------------------------------------------------------------
         Net Debt                                                                (138,557)                (132,647)
         Non-Financial Assets
         Tangible Capital Assets (Note 8)                                           14,369                   13,942
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
         Accumulated Deficit                                                     (124,188)                (118,705)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   Contingent Liabilities (Note 9) and Commitments (Note 10)
   See accompanying Notes and Schedules to the Financial Statements.
-------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Change in Net Debt
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                           2004                     2003
($ Millions)
-------------------------------------------------------------------------------------------------------------------
       Annual (Deficit) Surplus                                                    (5,483)                      117
       Acquisition of Tangible Capital Assets                                      (1,350)                  (1,323)
       Reclassification of Property Held for Sale                                      --                      (97)
       Amortization of Tangible Capital Assets (Note 8)                               785                       715
       Proceeds on Sale of Tangible Capital Assets                                     50                       112
       Loss (Gain) on Sale of Tangible Capital Assets                                  88                      (50)
                                                                            -------------             -------------
                                                                                     (427)                    (643)
-------------------------------------------------------------------------------------------------------------------
         Increase in Net Debt                                                      (5,910)                    (526)
         Net Debt at beginning of year                                           (132,647)                (132,121)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
         Net Debt at end of year                                                 (138,557)                (132,647)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

         See accompanying Notes and Schedules to the Financial Statements.
-------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Cash Flow
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                                     2004          2003
($ Millions)
-------------------------------------------------------------------------------------------------------------------
Operating transactions
       Annual (Deficit) Surplus                                                              (5,483)           117
       Amortization of Tangible Capital Assets (Note 8)                                         785            715
       Loss (Gain) on Sale of Tangible Capital Assets                                            88           (50)
       Income from Investment in Government Business Enterprises (Schedule 7)                (3,070)       (3,942)
       Remittances from Government Business Enterprises (Schedule 7)                          3,211          3,502
       Decrease in Liability for Retirement Benefits (Note 5)                                  (481)         (648)
       Decrease in Power Purchase Contracts (Note 4)                                           (104)         (161)
       (Decrease) Increase in Nuclear Funding Liability (Note 4)                             (1,058)           162
       Increase in Accounts Payable and Accrued Liabilities (Schedule 4)                        680            248
       (Decrease) Increase in Other Items                                                    (2,418)         3,240
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Cash provided by (applied to) Operating Transactions                                         (7,850)         3,183
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Capital transactions
       Acquisition of Tangible Capital Assets                                                (1,350)       (1,323)
       Proceeds from Sale of Tangible Capital Assets                                             50            112
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Cash applied to Capital Transactions                                                         (1,300)       (1,211)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Investing Transactions
       (Increase) Decrease in Temporary Investments (Note 7)                                 (1,946)         1,336
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Cash provided by (applied to) Investing Transactions                                         (1,946)         1,336
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Financing transactions
       Debt Issued                                                                           28,178         19,238
       Debt Retired                                                                         (18,141)      (17,270)
       Decrease in Deposits with the Province of Ontario Savings Office                           --       (2,438)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Cash provided by (applied to) Financing Transactions                                         10,037          (470)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
       Net (Decrease) Increase in Cash and Cash Equivalents                                  (1,059)         2,838
       Cash and Cash Equivalents at Beginning of Year                                         6,234          3,396
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                                      5,175          6,234
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

See accompanying Notes and Schedules to the Financial Statements
-------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements
(all tables in millions of dollars)

1. Summary of Significant Accounting Policies

Basis of Accounting
The Consolidated Financial Statements are prepared in accordance with the accounting principles for governments recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants
(CICA) and, where applicable, the recommendations of the Accounting Standards Board (AcSB) of the CICA.

Reporting Entity
These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are accountable for the administration of their financial affairs and resources, either to a minister of the government or directly to the Legislature, and that are owned or controlled by the government.
These government organizations are individually consolidated provided they meet one of the following criteria: i)
their revenues, expenses, assets or liabilities are greater than $50 million, or ii) their outside sources of revenues, deficit or surplus are greater than $10 million. A listing of these organizations is provided in
Schedule 6. The activities of all other organizations are reflected in these financial statements through the accounts of the ministries responsible for them. Trusts administered by the government on behalf of other parties are excluded from the reporting entity but are disclosed in Note 11.

Principles of Consolidation
Government organizations, except for government business enterprises, are consolidated on a line-by-line basis with the Consolidated Revenue Fund in these financial statements. Where necessary, adjustments are made to present the accounts of these organizations on a basis consistent with the accounting policies described below, and to eliminate significant inter-organization accounts and transactions.

Government business enterprises are defined as those government organizations that i) have the financial and operating authority to carry on a business, ii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations and iii) are able to maintain their operations and meet their obligations from revenues generated outside the government reporting entity. The activities of government business enterprises are recorded in the financial statements using the modified equity method. Under this method, government business enterprises are reported in accordance with the accounting principles generally accepted for business enterprises. Their combined net assets are included in the financial statements as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position
and their combined net income is shown as a separate item on the Consolidated Statement of Operations.

Measurement Uncertainty
Uncertainty in the determination of the amount at which an item is recognized in the financial statements is known as measurement uncertainty. Such uncertainty exists when it is reasonably possible that there could be a material variance between the recognized amount and another reasonably possible amount.

Measurement uncertainty in these financial statements and notes thereto exists in the valuation of the power purchase contracts, the accruals for pension and other retirement benefits obligations, the value of tangible capital assets, and the accruals for personal income and corporations tax revenues.

The nature of the uncertainty in the valuation of the power purchase contracts arises from fluctuations in market prices which would impact this liability. The uncertainty related to pension and other retirement benefit accruals arises because actual results may differ significantly from the Province's best estimate of expected results. Uncertainty related to the accrual for personal income tax and corporations tax revenues arises because of the possible differences between the estimated and actual economic growth and the impact of future tax assessments on taxes receivable. Uncertainty in the value of tangible capital assets exists because estimates of historical cost are used when actual cost is unknown and because of differences between estimated useful lives and actual useful lives.

Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available.

Revenues
Revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned.
Amounts received or receivable prior to the end of the year, which relate to revenues that will be earned in a subsequent fiscal year, are deferred and reported as liabilities.

Expenses
Expenses are recognized in the fiscal year that the events giving rise to the expense occur and resources are consumed. Expenses include:

—     The incurrence of liabilities for goods or services consumed,
—     The amortization of tangible capital assets,
—     Losses in the value of assets,
—     Interest accruing on debt, and
—     Transfer payments authorized and owing to recipients.

Transfer payments are recognized in the year during which the payment is authorized, all eligibility criteria are met and a reasonable estimate of the amount can be made.

Interest on Debt includes the following: i) interest on outstanding debt net of interest income on investments and loans; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions; and iv) amortization of deferred hedging gains and losses.

Retirement benefits (including pensions) expenses are recognized as expenses over the years in which retirement benefits are earned by employees. These expenses are the government's share of the cost of retirement benefits including the current year's cost of benefits, interest on the net retirement benefits liability or surplus, amortization of actuarial gains or losses, and other adjustments.

The cost of buildings and transportation infrastructure owned by the Province are amortized and recognized as expenses over their estimated useful lives on a straight line basis. Amortiziation of tangible capital assets owned by government organizations consolidated in these financial statements is also included in expenses.

The Province is phasing in the implementation of PSAB recommendations on tangible capital assets. Consequently, the costs of acquisition of other tangible capital assets owned by the Province, such as furniture and vehicles, are recorded as expenses. Also, for significant capital leases entered into by the Province, an amount equal to the present value of the minimum lease payments required over the term of the lease is recorded as an expense at the inception of the lease, with an offsetting liability recorded for the lease obligation.

Liabilities
Liabilities are recorded to the extent that they represent obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year.

Liabilities include probable losses on loan guarantees issued by the government, and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined.

Liabilities also include obligations to government business enterprises.

Debt
Debt is comprised of treasury bills, commercial paper, medium and long-term notes, savings bonds, debentures and loans.

Debt denominated in foreign currencies that has been hedged is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Other foreign currency debt, liabilities and assets are translated to Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

The Province uses derivative financial instruments (derivatives) for the purposes of minimizing interest costs and to manage risk. The Province does not use derivatives for speculative purposes. Derivatives are financial contracts, the value of which is derived from underlying instruments. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue.

Retirement Benefits
The liability for retirement benefits represents the government's share of the actuarial present values of retirement benefits attributed to services rendered by employees and former employees, less its share of the assets of the plans. In addition, the liability includes the Province's share of the unamortized balance of actuarial gains or losses, and other adjustments primarily for differences between the fiscal year-ends of the retirement benefit plans and the Province.

The liability for retirement benefits is calculated on an actuarial basis using the government's best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions. When actual plan experience differs from that expected, or when assumptions are revised, actuarial gains and losses arise. These gains and losses are amortized over the average remaining service life of plan members.

Assets
Assets are resources controlled by the government from which it will derive future benefits. Assets are recognized in the year the events giving rise to the government's control of the benefit occur.

Financial Assets
Financial assets are resources that can be used to discharge existing liabilities or finance future operations.
They include cash, temporary investments, accounts receivable, loans receivable, advances, and investments in government business enterprises.

Temporary investments are recorded at the lower of cost or fair value.

Accounts receivables are recorded at cost. Valuation allowances are made when collectibility is considered doubtful.

Loans receivable with significant concessionary terms are considered in part as grants and are recorded at the date of issuance at face value discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan. The amount of the loan discount is amortized to revenue over the term of the loan. Loans receivable include amounts owing from government business enterprises.

Investment in Government Business Enterprises represents the net assets of government business enterprises recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets
Tangible capital assets are non-financial assets. Non-financial assets are resources which will be consumed in the normal course of operations or in the delivery of government services.

Tangible capital assets are recorded at historical cost. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development but excludes interest. Estimated historical cost is used to record existing tangible capital assets when actual cost is unknown.

As noted previously, the Province is phasing in the implementation of PSAB recommendations on tangible capital assets. Thus the following categories are included under tangible capital assets and recorded at historical cost:
land, buildings and transportation infrastructure owned by the Province; and all tangible capital assets owned by government organizations that are consolidated in these financial statements.

Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized.

Trust Funds
Trust funds that have been deposited into the Consolidated Revenue Fund are included in Other Liabilities on the
Consolidated Statement of Financial Position.

2. Debt

The Province borrows in both domestic and international markets, largely to refinance maturing debt. At March 31,
2004, debt was $148.4 billion (2003, $138.5 billion). Debt was comprised of Debt Issued for Provincial Purposes of $120.8 billion (2003, $112.3 billion) and Ontario Electricity Financial Corporation (OEFC) debt of $27.6 billion (2003, $26.1 billion). The  table on page 43 presents the maturity schedule of the Province's outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts.

--------------------------------------------------------------------------------------------------------------------
Debt                                                                                            2004           2003
As at March 31
--------------------------------------------------------------------------------------------------------------------
                         Canadian         U.S.      Japanese                      Other
Currency                   Dollar       Dollar           Yen       Euro1      Currency2        Total          Total
--------------------------------------------------------------------------------------------------------------------
Fiscal Year Payable
2004                                                                                                       $ 17,662
2005                     $ 16,190        2,959           614         310            536     $ 20,609         14,449
2006                       12,013        6,747           675          46              -       19,481         18,508
2007                        9,261        2,437           460           -              -       12,158          7,909
2008                        6,039        2,610           320           -            299        9,268          9,768
2009                       14,305        3,674             -         795            207       18,981              -
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
1-5 years                  57,808       18,427         2,069       1,151          1,042       80,497         68,296
6-10 years                 23,400        3,408           938       2,749            483       30,978         36,732
11-15 years                 1,655            -            63           -              -        1,718          2,022
16-20 years                10,231            -             -           -              -       10,231          7,376
21-25 years                14,368            -             -           -              -       14,368         12,057
26-503 years               10,565            -             -           -              -       10,565         11,989
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Total4, 5                $118,027       21,835         3,070       3,900          1,525     $148,357       $138,472
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Debt Issued                94,971       17,645         3,070       3,900          1,218      120,804        112,340
for Provincial
Purposes
OEFC Debt                  23,056        4,190             -           -            307       27,553         26,132
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Total4, 5                $118,027       21,835         3,070       3,900          1,525     $148,357       $138,472
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Effective interest rates (weighted average)
2004                        7.05%        5.47%         5.85%       5.80%          5.05%        6.74%              -
2003                        7.47%        6.00%         6.26%       6.61%          4.74%            -          7.18%
--------------------------------------------------------------------------------------------------------------------
1. Euro includes debt issued in legacy currencies (Deutsche mark, French franc and Netherlands guilders).

2. Other currencies comprise: Australian dollar, Norwegian kroner, New Zealand dollar, U.K. pound, Swiss franc and Hong Kong dollar.

3. The longest term to maturity is to March 1, 2045.

4. Total foreign currency denominated debt as at March 31, 2004, was $30.3 billion (2003, $28.4 billion). Of that, $0.7 billion (2003, $2.3 billion) was unhedged U.S. dollar denominated debt and $0.9 billion  (2003, $1.1 billion) was unhedged Japanese yen denominated debt; the remaining balance amounted to $28.7 billion or 94.6%
   (2003, $25.0 billion or 88.1%) was fully hedged to Canadian dollars.

5. Total debt includes issues totalling $3.0 billion (2003, $3.9 billion) which have embedded options exercisable by either the Province or the bond holder under specific conditions.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Debt                                                                                           2004            2003
As at March 31
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Debt Payable to:
       Public Investors                                                                   $ 121,992       $ 111,185
       Canada Pension Plan Investment Fund                                                   10,233          10,746
       Ontario Teachers' Pension Plan                                                         9,487          10,387
       Public Service Pension Plan                                                            3,052           3,200
       Ontario Public Service Employees Union Pension Fund                                    1,450           1,520
       Canada Mortgage and Housing Corporation                                                1,047           1,078
       Others1                                                                                1,096             356
--------------------------------------------------------------------------------------------------------------------
    Total                                                                                  $148,357        $138,472
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
1. Others include debt payable to Ontario Municipal Employees' Retirement Fund, Colleges of Applied Arts and
   Technology Pension Plan and Ryerson Retirement Pension Plan. It also includes the school board trust debt and debt of Ontario Immigrant Investor Corporation and Royal Ontario Museum.
--------------------------------------------------------------------------------------------------------------------

Fair value of debt issued approximates amounts at which debt instruments could be exchanged in a current transaction between willing parties. In valuing the Province's debt, fair value is estimated using discounted cash flows and other valuation techniques and is compared to public market quotations where available. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

The estimated fair value of debt at March 31, 2004 was $167.2 billion (2003, $155.7 billion). This is higher than the book value of $148.4 billion (2003, $138.5 billion) because current interest rates are generally lower than the interest rates at which the debt was issued. The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

A school board trust was created in June 2003 to permanently refinance debt incurred by 55 school boards to support their capital projects prior to the introduction of the student focused funding model in 1998. The trust issued 30-year sinking fund debentures amounting to $891 million in June 2003. The trust provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. The $882 million advances to school boards are included in Other Assets and the $891 million in debentures are included in Debt Payable to Others in the above table. These amounts will be reduced over the 30-year period by the transfer payments made by Ministry of Education to the Trust under the
School Board Operating Grant program.

3. Risk Management and Derivative Financial Instruments

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure exposure to risk is managed in a prudent and cost effective manner. A variety of strategies are used, including the use of derivative financial instruments ("derivatives").

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge and to minimize interest costs. Hedges are created primarily through swaps, which are legal arrangements under which the Province agrees with another party to exchange cash flows based upon one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more desirable characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures, options, caps and floors.

Foreign exchange or currency risk is the risk that foreign currency debt principal and interest payments and foreign currency transactions will vary in Canadian dollar terms due to fluctuations in foreign exchange rates.
To manage currency risk, the Province uses derivative contracts including foreign exchange forward contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar denominated cash flows.
Most of the derivative contracts hedge the underlying debt by matching all the critical terms to achieve effectiveness. In the instances where the term of foreign exchange forward contracts used for hedging is shorter than the term of the underlying debt, the effectiveness is maintained by continuously rolling the foreign exchange forward contract over the remaining term of the underlying debt, or until replaced with a long term derivative contract.

The current policy allows unhedged foreign currency debt principal payments and foreign currency transactions to reach a maximum of 5 per cent of Debt Issued for Provincial Purposes and OEFC debt. At March 31, 2004, the respective unhedged levels were 1.2 and 0.1 per cent (2003, 1.5 and 6.3 per cent). For every one-cent increase in the Canadian dollar versus the U.S. dollar, there would be an increase in debt amount of $6 million and an increase in Interest on Debt of $2 million. For every one Japanese yen decrease versus the Canadian dollar, there would be an increase in debt amount of $11 million and an increase in Interest on Debt of $2.5 million. Total foreign exchange gains recognized in the Statement of Operations for 2003-04 were $42 million (2002-03,
$20 million).

Debt servicing costs may also vary as a result of changes in interest rates. In respect of Debt Issued for
Provincial Purposes, the risk is measured as interest rate resetting risk which is the sum of floating rate exposure, net of liquid reserves, and fixed rate debt maturing within the next 12-month period as a percentage of
Debt Issued for Provincial Purposes. In respect of OEFC debt, the risk is the floating rate exposure as a percentage of OEFC debt. Depending on market conditions, the Province creates or reduces its exposure to interest rate changes by issuing or retiring short term debt, or by entering into or closing out derivative positions. The current policy limits interest rate resetting risk for Debt Issued for Provincial Purposes to a maximum of 25 per cent and floating rate risk for OEFC debt to a maximum of 20 per cent. As at March 31, 2004, interest rate resetting risk for Debt Issued for Provincial Purposes was 11.4 per cent (2003, 9.3 per cent) while floating rate risk for OEFC debt was 8.0 per cent (2003, 13.5 per cent). A one percent (100 basis points) increase in interest rates would result in an increase in Interest on Debt of $150 million (2003, $124 million).

Liquidity risk is the risk that the Province will not be able to meet its current shortterm financial obligations. To reduce liquidity risk, the Province maintains liquid reserves, that is, cash and temporary investments (Note 7), at levels that will meet future cash requirements and will give the Province flexibility in the timing of issuing debt. In addition, the Province has short-term note programs as alternative sources of liquidity.

The table below presents a maturity schedule of the Province's derivatives, by type, outstanding at March 31,
2004, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

--------------------------------------------------------------------------------------------------------------------
Derivative Portfolio Notional Value                                                                  2004      2003
As at March 31
--------------------------------------------------------------------------------------------------------------------
                                                                               6  10   Over 10
Maturity in Fiscal Year        2005      2006     2007      2008     2009      Years     Years      Total     Total
--------------------------------------------------------------------------------------------------------------------
Swaps:
         Interest rate       $5,490   $13,584   $5,373    $6,862   $9,855    $10,711    $3,138    $55,013   $49,043
         Cross currency       6,437     8,256    3,165     2,934    3,790      6,040         -     30,622    28,699
Forward foreign
exchange contracts            2,755         -        -         -        -          -         -      2,755     2,081
Futures                          62         -        -         -        -          -         -         62       100
Options                          90         -        -         -        -          -         -         90         -
Caps and Floors                  50       225      205         -        -          -         -        480        50
--------------------------------------------------------------------------------------------------------------------
Total                       $14,884   $22,065   $8,743    $9,796  $13,645    $16,751    $3,138    $89,022   $79,973
--------------------------------------------------------------------------------------------------------------------

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio, measured through the replacement value of derivative contracts, at March 31, 2004.

-------------------------------------------------------------------------------------------------------------------
Credit Risk Exposure
As at March 31                                                                                2004            2003
-------------------------------------------------------------------------------------------------------------------
Gross credit risk exposure1                                                                 $2,625          $2,665
       Less: Netting2                                                                      (2,264)         (1,976)
-------------------------------------------------------------------------------------------------------------------
Net Credit Risk Exposure                                                                     $ 361           $ 689
-------------------------------------------------------------------------------------------------------------------
1. Gross credit risk exposure is the gross credit exposure to counterparties with net positive exposures,
   (that is, the Province has an unrealized gain).
2. "Netting" is the gross negative credit exposure to counterparties with net positive credit exposures covered by master agreements providing for close out netting when contracts do not have co-terminus settlement dates.
-------------------------------------------------------------------------------------------------------------------

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high credit quality counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements ("master agreements") that provide for termination netting and if applicable payment netting with virtually all of its counterparties. Gross credit risk exposure represents the loss that the
Province would incur if every counterparty to which the Province had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net credit risk exposure is the loss including the mitigating impact of these netting provisions.

4. Ontario Electricity Financial Corporation Liabilities

The Ontario Electricity Financial Corporation (OEFC) is consolidated as a government organization in these financial statements. In addition to the current liabilities and long term debt of OEFC, recorded in these financial statements under Accounts Payable and Accrued Liabilities and Debt respectively, the following liabilities of OEFC are also reflected in these financial statements:

i)  Power Purchase Contracts
Power purchase contracts and related loan agreements were entered into by Ontario Hydro with non-utility generators (NUGs) located in Ontario. As the legal continuation of Ontario Hydro, OEFC is the counterparty to these contracts. A liability arises because these contracts, expiring on various dates to 2048, provide for the purchase of power at prices that are expected to be in excess of the market price.

The NUG liability had been valued at $4.3 billion on a discounted cash-flow (DCF) basis since Ontario Hydro was continued as OEFC on April 1, 1999. As the electricity market was opened in May 2002, the DCF model was updated as of March 31, 2003 which reduced the estimated liability from $4.3 billion to $3.7 billion. The revaluation change is being amortized to operations over a ten year period. In addition, each year, interest at the DCF rate is added to the liability and the estimated in-year loss in the DCF model is deducted from the liability. This results in an ending liability of $4.0 billion (2003, $4.1 billion).

ii) Nuclear Funding Liability
OEFC as the continued Ontario Hydro assumed a liability in the amount of $2.4 billion representing nuclear waste management and asset removal liabilities that were incurred prior to April 1, 1999. The Province and Ontario
Power Generation (OPG) are parties to the Ontario Nuclear Funds Agreement (ONFA) to establish, fund and manage segregated funds to ensure that sufficient funds are available to pay for costs of nuclear waste management and station decommissioning.

The board of directors of OEFC approved the funding of the Decommissioning Segregated Fund, established by OPG, thus discharging the nuclear funding liability over the next four years. OEFC contributed $1.2 billion  towards the fund liability on July 24, 2003.

Interest is accrued at a rate equal to the Ontario Consumer Price Index plus 3.25 per cent in accordance with the terms of ONFA which were finalized on July 24, 2003. Previously, interest had been accrued at an estimated rate of 5.75 per cent. The liability has been adjusted to reflect the finalized rate. A commitment-in-lieu of $1.9 billion  as at March 31, 2004 (2003, $3.0 billion) has been provided to the Decommissioning Segregated Fund.

5. Retirement Benefits
------------------------------------------------------------------------------------------------------------------------------
Retirement Benefits Liability (Asset)                                   2004                2004           2004          2003
As at March 31                                                                             Other
                                                                                      Retirement
                                                                    Pensions            Benefits          Total         Total
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Obligation for retirement benefits                                  $ 52,560             $ 2,073        $ 54,633     $ 52,072
Less: plan fund assets                                              (57,858)                  --        (57,858)     (55,907)
Unamortized actuarial gains (losses)                                   2,617                (99)           2,518        3,646
Adjustments1                                                           1,363                  --           1,363        1,326
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Total                                                              $ (1,318)             $ 1,974          $  656      $ 1,137
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1. Adjustments consist of:
       i) differences for amounts reported by the pension plans at December 31, instead of the Province's year-end of March 31;
      ii) unamortized difference between employer and employee contributions for jointly sponsored pension plans;
     iii) unamortized employee contribution reductions for solely sponsored plans;
      iv) unamortized initial unfunded liabilities of jointly sponsored plans; and
       v) amounts payable by the Province that are reflected as contributions in the pension plan assets.
------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Retirement Benefits Expense                               2004              2004             2004             2003
For the year ended March 31                                                Other
                                                                      Retirement
                                                      Pensions          Benefits            Total            Total
-------------------------------------------------------------------------------------------------------------------
Cost of retirement benefits                             $1,363              $ 49           $1,412           $1,419
Amortization of actuarial losses (gains)                 (347)                 8            (339)            (417)
Employee contributions                                   (155)                --            (155)            (138)
Cost of (gain on) plan amendments                           13                --               13             (29)
Recognition of unamortized actuarial losses
(gains)                                                   (13)                --             (13)             (87)
Interest expense (revenue)                               (368)               105            (263)            (292)
Adjustments1                                             (111)                --            (111)            (116)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Total                                                    $ 382              $162            $ 544            $ 340
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
1. Adjustments consist of amortization of:
       i) the difference between employer and employee contributions for jointly sponsored pension plans;
      ii) employee contribution reductions for solely sponsored plans; and
     iii) initial unfunded liability of jointly sponsored pension plans.
-------------------------------------------------------------------------------------------------------------------

Pensions
The Province is responsible for sponsoring several pension plans. It is the sole sponsor of the Public Service
Pension Plan (PSPP) and joint sponsor of the Ontario Public Service Employees' Union (OPSEU) Pension Plan, and
the Ontario Teachers' Pension Plan (OTPP).

These three plans are defined benefit plans that provide Ontario government employees and elementary and secondary school teachers and administrators with a guaranteed amount of retirement income. Benefits are based primarily on the best five-year average salary of members and their length of service, and are indexed to changes in the Consumer Price Index to provide protection against inflation. Plan members normally contribute between 7 and 9 per cent of their salary to these plans. The Province matches these contributions.

Funding of these plans is based on statutory actuarial funding valuations undertaken at least every three years.
The Province contributed $683 million to the OTPP in 2003-04 (2002-03, $676 million), $108 million to the PSPP
(2002-03 $75 million) and $118 million to the OPSEU Pension Plan (2002-03, $119 million). During calendar year
2003, the OTPP paid benefits, including transfers to other plans of $3.2 billion (2002, $3.1 billion), the PSPP paid $770 million (2002, $763 million) and the OPSEU Pension Plan paid $476 million (2002, $517 million). Under agreements between the Province and OPSEU, and between the Province and the Ontario Teachers' Federation (OTF),
gains and losses arising from statutory actuarial funding valuations are shared by the co-sponsors.

The government's best estimate of the future annual inflation rate used in the pension calculations is 2.5 per cent, the salary escalation rate is 3.5 per cent, the discount rate and the expected rate on return of pension plan assets are 7 per cent for OTPP, 6.5 per cent for PSPP and 6.75 per cent for OPSEU Pension Plan. Actuarial gains or losses are amortized over periods of 9 to 13 years.

The Province is also responsible for sponsoring the Ontario Teachers' Retirement Compensation Arrangement and the
Public Service and OPSEU Supplementary Benefits Plans. Expenses and liabilities of these plans are included in the Retirement Benefits expense and Retirement Benefits liability reported in the financial statements.

Other Retirement Benefits
The Province provides dental, basic life insurance, supplementary health and hospital benefits to retired employees through a self-insured, unfunded defined benefit plan. The Province paid $97 million for benefits under the plan in 2003-04 (2002-03, $97 million).

The discount rate used in the other retirement benefits calculation for 2003-04 is 5.6 per cent, (2002-03, 6 per cent).

6. Other Liabilities
--------------------------------------------------------------------------------------------------------------------
Other Liabilities
As at March 31                                                                                   2004          2003
--------------------------------------------------------------------------------------------------------------------
Deferred Revenue:
       Federal Transfers                                                                        $ 969         $ 192
       Vehicle & Driver Licences                                                                  324           209
       Other                                                                                      586           379
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Total Deferred Revenue                                                                          1,879           780
Funds and Other                                                                                   829           717
Province of Ontario Savings Office                                                                 --         2,159
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Total                                                                                         $ 2,708       $ 3,656
--------------------------------------------------------------------------------------------------------------------

Other Liabilities include deferred revenues, pension and benefit funds related to the Provincial Judges Pension
Fund and the Deputy Ministers' Supplementary Benefit Account, externally restricted funds and other miscellaneous liabilities. At March 31, 2003, Other Liabilities included the Province of Ontario Savings Office (POSO)
liabilities assumed by the purchaser of POSO on April 1, 2003 .

-------------------------------------------------------------------------------------------------------------------
Deferred Revenue-- Federal Transfers
-------------------------------------------------------------------------------------------------------------------
                                                                                                             Total
                                                                                                          Transfer
For the year ended March 31                 2001      2002       2003      2004     2005      2006        Received
-------------------------------------------------------------------------------------------------------------------
2000-2001 CHST Supplement                   $379      $190       $191      $192      $--       $--           $ 952
2003-2004 CHST Supplement                     --        --         --       386      387       194             967
Diagnostic/Medical Equipment                 190       190         --       192      194       194             960
-------------------------------------------------------------------------------------------------------------------
Total                                       $569      $380       $191      $770     $581      $388          $2,879
-------------------------------------------------------------------------------------------------------------------

The Canada Health and Social Transfer (CHST) Supplements and Diagnostic/Medical Equipment are federal transfers received by the Province that are intended to provide funding for provincial expenditures over several accounting periods. Accordingly, they are recognized as revenue by the Province in the periods identified by the federal government. These federal transfers have been used to fund health care expenditures, including grants to hospitals for the purchase of medical equipment.

The Province provides a two-year vehicle licence plate and a multi-year (up to five years) driver licence renewal option. Amounts received under these options are recognized as revenue over the periods covered by the licences.

7. Temporary Investments
-------------------------------------------------------------------------------------------------------------------
Temporary Investments
As at March 31                                                                                 2004           2003
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Temporary investments                                                                       $ 4,021        $ 1,296
Add: assets purchased under resale agreements                                                 1,565          1,003
Less: assets sold under repurchase agreements                                               (2,622)        (1,281)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Total                                                                                       $ 2,964        $ 1,018
-------------------------------------------------------------------------------------------------------------------

    The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements, at March 31, 2004 is $3.1 billion (2003, $1.1 billion). Temporary investments primarily consist of investments in government bonds. Fair value is determined using quoted market prices.

    A resale agreement is an agreement between two parties to purchase and subsequently resell a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties to sell and subsequently repurchase a security at a specified price on a specified date.

8. Tangible Capital Assets
---------------------------------------------------------------------------------------------------------------------
Tangible Capital Assets
As at March 31                                       2004                   2004               2004             2003
---------------------------------------------------------------------------------------------------------------------
                                                     Cost            Accumulated           Net Book         Net Book
                                                                    Amortization              Value            Value
---------------------------------------------------------------------------------------------------------------------
Land                                              $ 4,531                   $ --            $ 4,531          $ 4,316
Buildings                                           3,717                  1,111              2,606            2,541
Transportation Infrastructure                      10,820                  4,477              6,343            6,190
Other                                               1,833                    944                889              895
---------------------------------------------------------------------------------------------------------------------
Total                                             $20,901                 $6,532            $14,369          $13,942
---------------------------------------------------------------------------------------------------------------------

Land includes land acquired for transportation infrastructure, parks, buildings, and other program use and land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings includes administrative and service structures, and buildings under construction, but leased premises are excluded.

Transportation infrastructure includes highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Other includes railway equipment, computer equipment, vehicles, furniture, and administrative and service equipment owned by government organizations. Similar assets owned by the government will be included at a future date. Works of art and historical treasures including the Legislative Building are excluded from tangible capital assets.

All tangible capital assets, except buildings under construction, land and land improvements with an indefinite life, are being amortized on a straight-line basis over their estimated useful lives. Amortization expense for the fiscal year 2003-04 totaled $785 million (2002-03, $715 million). The useful lives of the Province's tangible capital assets have been estimated as:

-------------------------------------------------------------------------------
Buildings                                            20 to 40 years
Transportation infrastructure                        10 to 60 years
Other                                                 3 to 25 years
-------------------------------------------------------------------------------

9. Contingent Liabilities

Obligations Guaranteed by the Province
The authorized limit for loans guaranteed by the Province as at March 31, 2004 was $4.4 billion (2003, $5.2 billion). The outstanding loans guaranteed and other contingencies amounted to $3.4 billion at March 31, 2004
(2003, $4.1 billion). A provision of $397 million (2003, $391 million) based on an estimate of the likely loss arising from guarantees under the Student Support Programs has been expensed and is reflected in the Accrued
Liabilities for Transfer Payments (Schedule 4).

Ontario Nuclear Funds Agreement
The Province, Ontario Power Generation Inc. (OPG), a wholly owned subsidiary, and certain subsidiaries of OPG, are parties to the Ontario Nuclear Funds Agreement (ONFA), to establish, fund, and manage segregated funds to ensure sufficient funds are available to pay the costs of nuclear station decommissioning and nuclear used fuel waste management.

Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds, for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically, to reflect new developments in the management of nuclear used fuel waste.

As well, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the nuclear used fuel waste management fund. If the earnings on assets in that fund exceed the guaranteed rate, the Province is entitled to the excess.

On July 31, 2003, two agreements came into effect to satisfy the Canadian Nuclear Safety Commission (CNSC)
licensing requirements for financial guarantees in respect of OPG's nuclear station decommissioning and nuclear waste management obligations. One agreement, between the Province, OPG and the CNSC, gives the CNSC access to the segregated funds established under ONFA. The other agreement, between the Province and the CNSC, provides a direct provincial guarantee to the CNSC on behalf of OPG. This guarantee, for up to $1.5 billion, relates to the portion of the decommissioning and waste management obligations not funded by the segregated funds. In return, the Province will receive from OPG an annual fee equal to 0.5 per cent of the value of the direct provincial guarantee.

Social Housing-- Loan Insurance Agreements
For all non-profit housing projects in the provincial portfolio, the Province is liable to indemnify and reimburse the Canada Mortgage and Housing Corporation (CMHC) for any net costs, including any environmental liabilities, incurred as a result of project defaults, directly or indirectly, through the Ministry of Municipal
Affairs and Housing or the Ontario Housing Corporation.

At March 31, 2004, there were $9.0 billion (2003, $9.3 billion) of mortgage loans outstanding. As operating subsidies provided are sufficient to ensure that all mortgage payments can be made when due, default is unlikely.
To date, there have been no claims for defaults on insured mortgage loans.

Claims Against the Crown
There are claims outstanding against the Crown of which 80 (2003, 77) are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of aboriginal land claims, breach of contract, damages to persons and property and like items, and are listed in Volume 1, 2003-2004 Public Accounts of Ontario, Section 3. The cost to the Province, if any, cannot be determined because the outcome of these actions is uncertain.

10. Commitments
The nature of the government's activities results in significant multi-year contracts and obligations, including the following:

—     Ontario Power Generation Inc.'s future contributions under the Ontario Nuclear Funds Agreement of $4.6 billion, long term debt repayment obligations of $3.2 billion and fuel supply agreements of $1.4 billion;
—     Transfer payments for school board debt of $1.0 billion; and
—     Transfer payments for long-term care beds of $2.5 billion.

    The following table summarizes the government's total commitments.
-----------------------------------------------------------------------------------------------------------------
Commitments
As at March 31                                                                               2004           2003
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Ontario Power Generation                                                                  $ 9,569        $ 8,333
Transfer payments                                                                           5,214          7,662
Leases                                                                                      1,120          1,352
Construction Contracts                                                                      1,418          1,243
Other                                                                                       2,500          2,437
-----------------------------------------------------------------------------------------------------------------
Total Commitments                                                                        $ 19,821       $ 21,027
-----------------------------------------------------------------------------------------------------------------

The following table summarizes the information presented above to indicate the minimum amounts required to satisfy obligations under commitments each year from 2005 to 2009 inclusive, and a total for amounts due in the year 2010 and subsequent years.

--------------------------------------------------------------------------------------------------------------------
Schedule of Minimum Payments
As at March 31
--------------------------------------------------------------------------------------------------------------------
                               Ontario
Minimum Payments                 Power        Transfer                     Construction
to be made in:              Generation        Payments        Leases          Contracts        Other          Total
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
2005                           $ 1,309         $ 1,068         $ 133            $ 1,288         $857        $ 4,655
2006                             1,243             778           105                 97          356          2,579
2007                             1,489             478            93                 32          294          2,386
2008                               993             372            80                  1          248          1,694
2009                             1,215             285            73                 --          183          1,756
2010 and thereafter              3,320           2,233           636                 --          562          6,751
--------------------------------------------------------------------------------------------------------------------
Total                          $ 9,569         $ 5,214        $1,120             $1,418       $2,500        $19,821
--------------------------------------------------------------------------------------------------------------------

11. Trust Funds Under Administration

Summary financial information from the most recent financial statements of trust funds under administration is provided below.

--------------------------------------------------------------------------------------------------------------------
Workplace Safety and Insurance Board
As at December 31                                                                               2003           2002
--------------------------------------------------------------------------------------------------------------------
Assets                                                                                       $11,847        $11,615
Liabilities                                                                                   18,982         18,206
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Unfunded Liability                                                                           (7,135)        (6,591)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Revenues                                                                                       3,385          3,145
Expenditures                                                                                   3,929          4,027
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Surplus                                                                                        (544)          (882)
Transfer of Electrical Utilities                                                                  --           (52)
Unfunded Liability, Beginning of Year                                                        (6,591)        (5,657)
--------------------------------------------------------------------------------------------------------------------
Unfunded Liability, End of Year                                                            $ (7,135)      $ (6,591)
--------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Other Trust Funds                                           Assets     Liabilities                        Fund Balance
As at March 31, 2004                                                                              (Unfunded Liability)
-----------------------------------------------------------------------------------------------------------------------
The Public Guardian and Trustee for
Province of Ontario                                        $ 1,091         $ 1,029                               $  62
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Motor Vehicle Accident Claims Fund                          $   29          $  148                              $(119)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Pension Benefits Guarantee Fund                             $  617          $  724                              $(107)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
As at December 31, 2003                                     Assets     Liabilities                        Fund Balance
-----------------------------------------------------------------------------------------------------------------------
Deposit Insurance Corporation of Ontario                    $   68           $   7                               $  61
-----------------------------------------------------------------------------------------------------------------------

Any unfunded liability of trusts under administration are not included in the Province's financial statements as they are the responsibility of external parties. The most recent financial statements of these trusts are reproduced in Volume 2 of the Public Accounts of Ontario.

12. Comparative Figures

    The comparative figures have been reclassified as necessary to conform to the 2004 presentation.

Schedules to the Consolidated Financial Statements                                       Page

Schedule 6             Government Business Enterprises and
                       Other Government Organizations .....................................63

Schedule 7             Investment in Government Business
                       Enterprises ........................................................64

Province of Ontario
Schedule 1: Revenues
---------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                      Budget1          Actual      Actual
($ Millions)                                                                        2004            2004        2003
---------------------------------------------------------------------------------------------------------------------
Taxation
Personal Income Tax                                                               19,905          18,301      18,195
Retail Sales Tax                                                                  14,885          14,258      14,183
Corporations Tax                                                                   6,845           6,658       7,459
Employer Health Tax                                                                3,805           3,753       3,589
Gasoline Tax                                                                       2,365           2,264       2,306
Tobacco Tax                                                                        1,260           1,350       1,183
Land Transfer Tax                                                                    785             909         814
Electricity Payments-In-Lieu of Taxes                                                890             627         711
Fuel Tax                                                                             710             681         682
Other Taxes                                                                          195             347         429
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                                  51,645          49,148      49,551
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Government of Canada
Canada Health and Social Transfer                                                  7,917           7,535       7,537
Social Housing                                                                       523             528         525
Health Reform Fund                                                                   386             387          --
Severe Acute Respiratory Syndrome (SARS) Compensation                                 --             330          --
Diagnostic/Medical Equipment                                                         193             192          --
Indian Welfare Services Agreement                                                    140             156         155
Infrastructure                                                                       405             150          97
Young Offenders Act                                                                   59              73          60
Employability Assistance for People with Disabilities                                 56              60          48
Bilingualism Development                                                              64              58          75
Student Assistance                                                                    61              30          54
Other                                                                                373             394         343
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                                  10,177           9,893       8,894
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Income from Investment in Government Business Enterprises (Schedule 7)             4,416           3,070       3,942
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Other
Electricity Debt Retirement Charge                                                   979           1,000         889
Vehicle and Driver Registration Fees                                                 952             985         982
Local Services Realignment                                                           711             731         642
Other Fees and Licences                                                              543             594         606
Sales and Rentals                                                                  2,207             532         560
Power Sales                                                                          540             510         635
Liquor Licence Board of Ontario Revenues                                             477             488         530
Royalties                                                                            225             248         304
Independent Electricity Market Operator Revenue                                      153             152         175
Net Reduction of Power Purchase Contracts                                             99             104         161
Revenue Pool Residual                                                                 --              --          24
Miscellaneous                                                                      1,012             945         996
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                                   7,898           6,289       6,504
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Total Revenues                                                                    74,136          68,400      68,891
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
1. Fiscal plan for the year ended March 31, 2004 per 2003 Budget.
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 2: Expenses by Object
-------------------------------------------------------------------------------------------------------------------
For the year ended March 31
($ Millions)                                                                              2004                2003
-------------------------------------------------------------------------------------------------------------------
Transfer Payments                                                                       52,979              47,841
Interest on Debt                                                                         9,604               9,694
Salaries and Wages                                                                       4,126               3,915
Services                                                                                 2,267               2,281
Power Purchases                                                                            797                 786
Amortization of Tangible Capital Assets (Note 8)                                           785                 715
Employee Benefits                                                                          710                 649
Supplies and Equipment                                                                     698                 666
Retirement Benefits (Note 5)                                                               544                 340
Transportation and Communication                                                           375                 390
Electricity Consumer Price Protection Fund                                                 253                 665
Other                                                                                      745                 832
-------------------------------------------------------------------------------------------------------------------
Total Expenses                                                                          73,883              68,774
-------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 3: Expenses by Ministry
-------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                     Budget1         Actual       Actual
($ Millions)                                                                       2004           2004         2003
--------------------------------------------------------------------------------------------------------------------
Agriculture and Food                                                                623            674          684
Attorney General                                                                  1,062          1,223        1,095
Board of Internal Economy                                                           129            196          146
Children and Youth Services                                                       2,615          2,640        2,438
Citizenship and Immigration                                                          63             52           53
Community and Social Services                                                     6,035          6,005        5,858
Community Safety and Correctional Services                                        1,551          1,713        1,722
Consumer and Business Services                                                      180            183          179
Culture                                                                             334            327          373
Economic Development and Trade                                                      354            284          263
Education                                                                         9,732          9,680        9,008
         Teachers' Pension (Note 5)                                                 306            235          238
Energy                                                                              174            169          190
Environment                                                                         280            265          250
Executive Offices                                                                    20             24           20
Finance                                                                           2,199          1,911        1,722
         Interest on Debt                                                         9,963          9,604        9,694
         Electricity Consumer Price Protection Fund                                  --            253          665
         Power Purchases                                                            869            797          786
         Contingency Fund                                                           200             --           --
Health and Long-Term Care                                                        27,993         29,218       26,139
Intergovernmental Affairs                                                             6              6            9
Labour                                                                              120            117          123
Management Board Secretariat                                                        328            181          189
         Contingency Fund                                                           762             --           --
         Public Service/OPSEU Retirement Benefits (Note 5)                          218            309          102
Municipal Affairs and Housing                                                       865            868          656
Ontario Native Affairs Secretariat                                                   18             15           18
Natural Resources                                                                   542            627          526
Northern Development and Mines                                                      424            408          464
Office of Francophone Affairs                                                         4              3            3
Public Infrastructure Renewal                                                       206             36           37
Tourism and Recreation                                                              199            260          190
Training, Colleges and Universities                                               4,133          4,003        3,542
Transportation                                                                    1,429          1,597        1,392
Program Review and Evaluation2                                                    (500)             --           --
Year-End Savings2                                                                 (300)             --           --
--------------------------------------------------------------------------------------------------------------------
Total Expenses                                                                   73,136         73,883       68,774
--------------------------------------------------------------------------------------------------------------------

1. Fiscal plan for the year ended March 31, 2004 per 2003 Budget.
2. For Budget purposes, these items were not allocated to individual ministries.
--------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 4: Accounts Payable and Accrued Liabilities
-------------------------------------------------------------------------------------------------------------------
As at March 31
($ Millions)                                                                                      2004        2003
-------------------------------------------------------------------------------------------------------------------
Interest on Debt                                                                                 3,919       3,842
Transfer Payments                                                                                3,258       2,862
Salaries, Wages and Benefits                                                                     1,706       1,501
Liability for CRA1 Overpayment                                                                   1,330       1,330
Other                                                                                              998         710
Restructuring                                                                                      465         747
Obligations Under Capital Leases                                                                    65          69
-------------------------------------------------------------------------------------------------------------------
Total Accounts Payable and Accrued Liabilities                                                  11,741      11,061
-------------------------------------------------------------------------------------------------------------------

1. CRA - Canada Revenue Agency
-------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 5: Accounts Receivable
--------------------------------------------------------------------------------------------------------------------
As at March 31
($ Millions)                                                                                       2004        2003
--------------------------------------------------------------------------------------------------------------------
Taxes                                                                                             3,423       3,032
Transfer Payments1                                                                                1,969       1,970
Other Accounts Receivable                                                                           998         678
Local Services Realignment                                                                           53          35
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                                                  6,443       5,715
Less: Provision for Doubtful Accounts2                                                          (2,451)     (2,330)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                                                  3,992       3,385
Government of Canada                                                                                730         593
--------------------------------------------------------------------------------------------------------------------
Total Accounts Receivable                                                                         4,722       3,978
--------------------------------------------------------------------------------------------------------------------

1. The transfer payment receivable consists primarily of recoverables of $798 million (2003, $783 million)
   for the Ontario Disability Support Program - Financial Assistance and $1,110 million (2003, $1,039 million) for the Student Support Programs.

2. The provision for doubtful accounts includes a provision of $732 million (2003, $717 million) for the
   Ontario Disability Support Program-- Financial Assistance and $943 million (2003, $883 million) for the Student
   Support Programs.
--------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 6:
Government Business Enterprises and Other Government Organizations1
----------------------------------------------------------------------------------------------------------------------
Government Business Enterprises                                          Responsible Ministry
----------------------------------------------------------------------------------------------------------------------
Algonquin Forestry Authority (AFA)                                       Natural Resources
Hydro One Inc. (HOI)                                                     Energy
Liquor Control Board of Ontario (LCBO)                                   Economic Development and Trade
Niagara Parks Commission (NPC)                                           Tourism and Recreation
Ontario Clean Water Agency (OCWA)                                        Environment
Ontario Lottery and Gaming Corporation (OLGC)                            Economic Development and Trade
Ontario Northland Transportation Commission (ONTC)                       Northern Development and Mines
Ontario Power Generation Inc. (OPG)                                      Energy

Other Government Organizations
----------------------------------------------------------------------------------------------------------------------
Agricorp                                                                 Agriculture and Food
Cancer Care Ontario                                                      Health and Long-Term Care
Education Quality and Accountability Office                              Education
Independent Electricity Market Operator                                  Energy
GO Transit (Toronto Area Transit Operating Authority and Greater Toronto
Transit Authority)                                                       Transportation
Legal Aid Ontario                                                        Attorney General
Metropolitan Toronto Convention Centre                                   Tourism and Recreation
Northern Ontario Heritage Fund Corporation                               Northern Development and Mines
Ontario Educational Communications Authority                             Training, Colleges and Universities
Ontario Electricity Financial Corporation                                Finance
Ontario Energy Board2                                                    Energy
Ontario Financing Authority                                              Finance
Ontario Housing Corporation                                              Municipal Affairs and Housing
Ontario Immigrant Investor Corporation2                                  Economic Development and Trade
Ontario Municipal Economic Infrastructure Financing Authority2, 3        Finance
Ontario Place Corporation                                                Tourism and Recreation
Ontario Realty Corporation                                               Management Board Secretariat
Ontario Science Centre                                                   Culture
Ontario Securities Commission                                            Finance
Ontario Trillium Foundation                                              Culture
Royal Ontario Museum                                                     Culture
Smart Systems for Health Agency                                          Health and Long-Term Care
----------------------------------------------------------------------------------------------------------------------

1. The most recent audited financial statements of these organizations are reproduced in Volume 2 of the
   Public Accounts of Ontario.

2. The organization met the criteria for consolidation in fiscal year 2003-2004.

3. Ontario Municipal Economic Infrastructure Financing Authority was replaced by Ontario Strategic
   Infrastructure Financing Authority in fiscal year 2004-05.
----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 7: Investment in Government Business Enterprises
-------------------------------------------------------------------------------------------------------------------
                                                                 AFA             HOI            LCBO           NPC
For the year ended                                         March 31,        Dec. 31,       March 31,      Oct. 31,
($ Millions)                                                    2004            2003            2004          2004
-------------------------------------------------------------------------------------------------------------------
Assets
Cash and Temporary Investments                                     2              --              61             2
Accounts Receivable                                                5             636              28             3
Inventories                                                       --              45             270             6
Prepaid Expenses                                                  --              --               6             1
Long-term Investments                                             --              --              --            --
Fixed Assets                                                       1           9,465             228           134
Other Assets                                                       2           1,160              --            --
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Total Assets                                                      10          11,306             593           146
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Liabilities
Bank Indebtedness                                                 --              37              --            13
Accounts Payable                                                   1             692             304             6
Dividends Payable                                                 --              --              --            --
Notes Payable                                                     --              25              --            --
Deferred Revenue                                                  --              --              --            --
Long-term Debt                                                    --           5,011              --            --
Other Liabilities                                                  1           1,250              35             3
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                  2           7,015             339            22
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Net Assets                                                         8           4,291             254           124
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Revenues
Revenues from Operations                                          28           4,058           3,321            66
Transfers from the Government                                     --              --              --            --
-------------------------------------------------------------------------------------------------------------------
Total Revenues                                                    28           4,058           3,321            66
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Total Expenses                                                    28           3,662           2,275            75
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                 --             396           1,046           (9)
Net Assets--Beginning of Year                                      8           4,139             248           133
Payments from (to) CRF                                            --           (244)         (1,040)            --
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Net Assets                                                         8           4,291             254           124
-------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 7: Investment in Government Business Enterprises
------------------------------------------------------------------------------------------------------------------
              OCWA               OLGC              ONTC                    OPG
           Dec 31,          March 31,          Dec. 31,               Dec. 31,
              2003               2004              2003                   2003        Adjustments1          Total
------------------------------------------------------------------------------------------------------------------
                 9                657                 2                    286                 133          1,152
                35                 55                24                    411                   1          1,198
                --                 --                11                    597                 128          1,057
                 1                 51                --                     --                  --             59
                44                 --                --                     --                 (7)             37
                 7              1,548               256                 12,234                (51)         23,822
               121                 91               134                  5,923               (103)          7,328
------------------------------------------------------------------------------------------------------------------
               217              2,402               427                 19,451                 101         34,653
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                --                 --                23                     --                (31)             42
                18                298                24                  1,340               (217)          2,466
                --                 --                --                     --                  --             --
                --                 --                --                     --                (25)             --
                --                 15                 1                    180                 (2)            194
                --                159                26                  3,397                  40          8,633
                 9                 89                60                  9,555                 286         11,288
------------------------------------------------------------------------------------------------------------------
                27                561               134                 14,472                  51         22,623
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
               190              1,841               293                  4,979                  50         12,030
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
               109              5,772               109                  5,236                (73)         18,626
                --                 --                21                     --                  --             21
------------------------------------------------------------------------------------------------------------------
               109              5,772               130                  5,236                (73)         18,647
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
               111              3,914               133                  5,727               (348)         15,577
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
               (2)              1,858               (3)                  (491)                 275          3,070
               194              1,616               294                  5,383                 156         12,171
               (2)            (1,633)                 2                     87               (381)        (3,211)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
               190              1,841               293                  4,979                  50         12,030
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
1. Adjustments are primarily made for government enterprises with a year-end other than March 31. Included in these adjustments are increases (decreases) to net income of ($14) million and $92 million for HOI and OPG respectively. After these adjustments, the net income (loss) for the year ended March 31, 2004 of HOI and OPG
   (whose year-ends are December 31) amounted to $382 million and ($399) million respectively.
------------------------------------------------------------------------------------------------------------------

Schedule 7: Investment in Government Business Enterprises

Algonquin Forestry Authority (AFA)
The Algonquin Forestry Authority is responsible for forest management in Algonquin Park.

Hydro One Inc. (HOI)
The principal business of Hydro One is the transmission and distribution of electricity to customers within
Ontario. It is regulated by the Ontario Energy Board.

Liquor Control Board of Ontario (LCBO)
The Liquor Control Board of Ontario regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through Liquor Control Board stores, Brewers' Retail stores and winery retail stores throughout Ontario. The Board buys wine and liquor products for resale to the public and tests all products sold to the public to maintain high standards of quality. The Board also establishes prices for beer, wine and spirits.

Niagara Parks Commission (NPC)
The Commission maintains, preserves and enhances the beauty and surroundings of the Horseshoe Falls and the
Niagara River from Fort Erie to Niagara-on-the-Lake.

Ontario Clean Water Agency (OCWA)
The Agency assists municipalities in providing more cost-effective water and sewage services and encourages
Ontario residents, municipalities and industries to conserve water. The Agency also finances, builds and operates water and sewage systems, as well as providing services to communities, all on a cost-recovery basis.

Ontario Lottery and Gaming Corporation (OLGC)
Under the Ontario Lottery and Gaming Corporation Act, 1999, the Corporation conducts lottery games and operates commercial casinos, charity casinos, and slot machines at 15 Ontario racetracks.

Ontario Northland Transportation Commission (ONTC)
The Commission provides rail, bus, ferry, air and telecommunications services to Northern Ontario.

Ontario Power Generation Inc. (OPG)
The principal business of Ontario Power Generation Inc. is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the United States northeast and midwest.

Sources of Additional Information

The Ontario Budget
The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year

For an electronic copy of the Ontario Budget, visit the Ministry of Finance Web site at www.gov.on.ca/FIN/english/budeng.htm.

The Estimates of the Province of Ontario
The government's spending Estimates for the fiscal year commencing April 1 are presented to members of the
Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates
outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly, per the
Supply Act.

Ontario Finances
This is a quarterly report on the performance of the government's Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year. Copies may be obtained free by writing to the Ministry of Finance, Communications and Corporate Affairs Branch, 3rd Floor,
Frost Building North, 95 Grosvenor Street, Toronto, Ontario, M7A 1Z1. For electronic access, go to: www.gov.on.ca
/FIN/english/engfinances.htm.

Ontario Economic Accounts
This quarterly report contains data on Ontario's economic activity. Copies may be obtained free by writing to the
Ministry of Finance, Communications and Corporate Affairs Branch, 3rd Floor, Frost Building North, 95 Grosvenor
Street, Toronto, Ontario, M7A 1Z1. For electronic access, go to:  www.gov.on.ca/FIN/english/oecoeng.htm.